Exhibit 99.6

Archer Limited – Supplementary financial information

01|12|2011
Hamilton, Bermuda (December 1, 2011)

In order to provide a better understanding of its financial  performance by reporting segment, Archer Limited has provided an overview of its historical Pro Forma non GAAP financial measures in the investor relation section of Archer’s webpage at http://www.archerwell.com/page/44/shareholder-information.htm.  This comparison includes historical results of companies which have been acquired or merged with Archer over the past quarters. Going forward Archer will no longer provide separate financials for its predecessor companies, unless required for local statutory filing requirements. Archer will focus its financial  reporting, comments and analysis on its two reporting segments, Drilling Services and Well Services, explaining underlying market trends in the geographies it operates or the performance by its respective Divisions.

Questions should be directed to Christoph Bausch, Chief Financial Officer or Lars Bethuelsen, Senior Vice-President, M&A and Investor Relations

This information is subject of the disclosure requirements acc. To §5-12 vphl (Norwegian Securities Trading Act)